SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November 2005

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

November 30, 2005	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Smedvig secures new contract for T-6 and Teknik Berkat

STAVANGER, Norway, November 17, 2005 – The self-erecting tender rigs T-6 and Teknik Berkat, in which Smedvig owns 49 percent, have been awarded a letter of intent by Petronas Carigali Sdn. Bhd. in Malaysia. The production drilling assignments have a duration of two years and 600 days for T-6 and Teknik Berkat, respectively. Commencement of operations for T-6 is scheduled for the beginning of December 2005. For Teknik Berkat, start-up is 17 November 2005. The estimated contract value is approximately US$ 43 million and US$ 31 million for T-6 and Teknik Berkat, respectively.

Contact:

Hilde	Waaler, Public Relations Manager +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

SME	FINANCIAL CALENDAR 2006

Financial calendar 2006 - Smedvig asa

February 16 - Preliminary results 2005

March 22 - 2005 Annual report and accounts

April 25 - 1Q results

May 10 - Annual General Meeting

August 10 - 2Q results

October 24 - 3Q results